Exhibit 99.5

Points International Reports Second Quarter 2009 Financial Results

  Quarterly Revenue of $21.3 Million, Up Over 23% Year-Over-Year
  Principal Revenue of $19.6 Million, Up 36% Year-Over-Year
  Adds New Partnership with AirFrance-KLM; Continental and Air Tran Now Trading on GPX
  Focused Investment Strategy Will Enable Decreased Operating Costs and Improved Technology Efficiencies Leading to Improved Margins
  Reiterates Guidance for Positive EBITDA1 for 2009, While Modifying Revenue Guidance to $70 Million - $80 Million Based on Recast Delta Relationship

TORONTO, August 12, 2009 – Points International Ltd. (“Points”) - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today announced results for the second quarter of 2009 ended June 30, 2009. All financial results are in US Dollars.

“Points has taken a number of specific actions regarding ongoing growth, profitability and sustainable margin improvement. These include an aggressive investment in a new technology platform, a realignment of the cost structure leading to a 20% decrease in full time equivalent headcount, and a fundamental re-imagining of the consumer business. Matched with a restructured Delta relationship and the launch of the AirFrance/KLM relationship, the Company's clear focus is on launching and growing higher margin business and sustainable profitability,” said Chairman, Stephen K. Bannon.

“Points reported a solid second quarter driving 23% growth in total revenue and a 36% increase in principal revenue year-over-year, despite ongoing challenges in the economic environment,” said CEO Rob MacLean. “We saw business trends improve this quarter as the total number of points and miles transacted increased sequentially. Our new partnership with AirFrance-KLM, Europe’s largest carrier, went live and we added Continental Airlines and AirTran to the growing list of participating programs on our peer-to-peer trading platform. We expect both to contribute to our results moving forward. Looking ahead, our focused investment strategy will drive efficiencies, enabling us to reduce costs, both in terms of personnel and technology infrastructure. We are very focused on improving our overall profit margins moving forward and driving leverage through our model resulting in long-term corporate profitability.” “Today, we agreed to a restructured relationship with Delta Air Lines for the remainder of our current contract as it continues to consolidate aspects of its loyalty program post a recently completed a merger. As a result, we are revising our full year revenue guidance to the range of $70 million to $80 million. This recast relationship will see Points continue to generate revenue from this partner by providing a variety of services. Combined with a solid base of transactions from existing and newly signed partners and the terms of the restructured relationship with this partner, and despite a continued challenging environment, assuming current foreign exchange rates, we are able to reaffirm our guidance of positive EBITDA for 2009, our third consecutive year,” added MacLean.

________________
1 EBITDA [Earnings (loss) before interest, taxes, amortization and foreign exchange] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP).

Second Quarter 2009 Financial Results

Total revenue was $21.3 million for the second quarter of 2009. Revenue grew 23% over the $17.3 million reported in the second quarter of 2008, and up from $21.1 million in the first quarter of 2009. Principal revenue grew sharply to $19.6 million, up 36% over $14.4 million in the same period last year, and up from $19.4 million in the first quarter of 2009. Commission revenue was $1.7 million, down from $2.7 million reported in the same period of last year and down from $1.8 million in the first quarter of 2009. Interest revenue was $9,600, a decrease from $219,000 reported in the same period last year and $35,400 in the first quarter of 2009.

Points reported a net loss for the second quarter of 2009 of $471,000, or ($0.00) per share. This compares to a net income of $43,500, or $0.00 per share in the same period in the previous year, and a net loss of $1.1 million or ($0.01) per share, in the first quarter of 2009.

During the second quarter of 2009, Points reported an EBITDA loss of $566,000, compared to positive EBITDA of $474,000 in the same period of 2008 and an EBITDA loss of $580,000 in the first quarter of 2009.

As of June 30, 2009, Points’ total cash, comprised of cash and cash equivalents together with security deposits and amounts with payment processors, was $29.4 million, down from $32.9 million at the end of the first quarter of 2009. The Company carries no debt.

Second Quarter 2009 Business Metrics

Total All Channels:
-	Total points/miles transacted during the second quarter was 2.8 billion, bringing the total cumulative points/miles transacted to 51.4 billion, a 29% increase over the second quarter of 2008
-	The total number of transactions decreased 11% versus the same quarter last year to approximately 302,000

Ecommerce Services:
-	Total points/miles transacted on products distributed through Points’ partner channels decreased 12% from the second quarter of 2008 to 2.5 billion bringing the cumulative total to 46.1 billion

Points.com Channel:
-	Cumulative points/miles transacted reached approximately 5.2 billion during the second quarter of 2009 on Points.com, a 32% increase versus 2008
-	Cumulative registered users on Points.com increased 15% year-over-year to 2.3 million

			Q2/09		Q2/09
	Q2/09	Q1/09	vs.	Q2/08	vs.
			Q1/09		Q2/08
TOTAL ALL CHANNELS*
Points/Miles Transacted	2,830,429,997	2,727,601,671	4%	3,125,608,038	-9%
# of Points/Miles Transactions	302,419	320,390	-6%	340,294	-11%
Cumulative Points/Miles Transacted	51,366,498,684	48,536,068,687	6%	39,699,151,161	29%
ECOMMERCE SERVICES
Points/Miles Transacted	2,542,915,477	2,456,850,552	4%	2,895,769,039	-12%
# of Points/Miles Transactions	279,311	298,101	-6%	322,912	-14%
Cumulative Points/Miles Transacted	46,147,425,848	43,604,510,371	6%	35,751,042,610	29%
POINTS.COM CHANNELS
Points/Miles Transacted	287,514,520	270,751,119	6%	229,838,999	25%
# of Points/Miles Transactions	23,108	22,289	4%	17,382	33%
Cumulative Points/Miles Transacted	5,219,072,836	4,931,558,316	6%	3,948,108,552	32%
Cumulative Registered Users	2,252,404	2,189,814	3%	1,962,883	15%

Note:
* Points/Miles transacted were restated in Q1 2008 to normalize activity from a loyalty program whose loyalty program currency is valued differently than other programs. This resulted in a decrease in overall metrics for those products.

Restructured Relationship with Delta

On August 12th, 2009, the Company agreed to a restructured relationship with Delta Air Lines in conjunction with the planned Delta SkyMiles® and Northwest Worldperks® unification into a single frequent flier program. Commencing on or about October 1, 2009, Delta has elected to leverage existing internal capabilities to provide the retail mileage sale and transfer programs currently being operated by Points.

In the first quarter of 2010, Points will re-launch its retail sale and transfer of SkyMiles services through a new distribution channel of sites not controlled by Delta and including the Company’s consumer portal www.points.com. This will offer Delta members increased access to these services and is a growing strategic focus of the Company. Points will continue to operate a number of other services for Delta, including the corporate mileage wholesaling platform, auction service, pooling service, magazine and newspaper subscription service, as well as Points’ AirIncentives™ and offerings on the Points.com portal.

“Points has been a great partner for both SkyMiles and Northwest for many years,” says Jeff Robertson, Vice President, Delta SkyMiles. “We anticipate the continuation of this significant partnership into to the future, and plan to work with Points on a number of fronts as we drive innovation with the goal of making SkyMiles the most successful frequent flyer program in the world.”

“We continue to enjoy a long and mutually beneficial working relationship with both Delta and Northwest. Delta remains a large and important partner to Points. While taking advantage of its unique in-house assets as it consolidates its frequent flyer programs during its massive post merger integration efforts Delta, has also renewed its commitment to leverage Points’ capabilities and industry expertise to ensure continued success in growing its program. While this change will materially impact our revenues, the new terms provide for a series of payments over the fourth quarter that will allow Points to maintain our expected 2009 earnings associated with this relationship,” added MacLean. “Furthermore, with a full pipeline, increasing traction of newer partnerships, and our recast potential with Delta, we expect to be able to mitigate the negative earnings impact of this change and improve our margins through 2010.”

In 2008 and for 2009 to date on an annualized basis, the programs affected by this restructuring represented approximately 60% of the Company’s revenue. The Company anticipates no effect on the overall working capital as the partner currently accounts for approximately 30% of cash and cash equivalents as well as approximately 30% of amounts payable to loyalty partners.

Business Outlook

Ecommerce Services:

A major focus of the Company’s investment strategy for 2009 is to substantially enhance its technology platform to more efficiently drive and increase synergies between Points’ private-branded Ecommerce solutions and the Points.com consumer portal. The current platform, which has evolved since the Company’s inception, has served Points exceptionally well, now handling more than $250 million in annual transactions. Based on the successful expansion of the Company’s business, it has now reached the scale to start to deploy a new platform over the second half of 2009. To this end, Points has recently launched “Project Epoch”, focused on delivering an upgraded platform, the first phase of which is expected to launch during the fourth quarter of 2009, which will materially enhance the Company’s capabilities, including:

  Expanded scale to support a new level of transactions;
  Increased customer integration speed thereby accelerating the pace of new partner launches;
  The deployment of new innovations including mobile and social networking applications for the loyalty industry;
  Significantly enhanced functionality;
  Meaningful efficiency improvements that are designed to decrease the Company’s overall operating expenses and go-forward technology costs.

Progress already achieved by its focused investments has enabled Points to begin to restructure its operating expenses in anticipation of next year’s expected efficiencies. Accordingly, the Company expects to reduce full-time equivalents (contractors and staff) by 20% over the next two quarters. As a result of these activities, Points expects to take appropriate restructuring charges in its third quarter results. In addition, Points has reduced its expected investment program and now anticipates allocating between $4 million and $6 million of planned 2009 operating costs (lower than prior expectations of $5 million to $7 million) on growth focused initiatives during fiscal 2009.

Points.com Consumer Services:

As Points is developing the new platform for its Ecommerce business, it is simultaneously re-architecting the consumer side of the business on Points.com. The platform is being designed with an entirely new user interface focused on managing enhanced content, integrating numerous new partners and augmenting transaction functionality. Some key strategies that the Company is pursuing include:

  Partnering with Y&R Interactive along with its affiliates VML Inc. (recently ranked by Forrester as the leading US interactive agency) and Compass 360 to assist in redesigning the consumer experience. This redesign will affect all aspects of the consumer proposition from brand positioning, look and feel, user interface, transaction flows, and product functionality. These changes are all expected to be in market by the end of the first quarter of 2010.
  Rolling out enhanced distribution capability and social media functionality through the third and fourth quarters of 2009. On August 7, 2009, Points launched its first iGoogle™ application that allows Points.com users access to core functionality through their personalized iGoogle™ page. Additionally, a new user forum will be established at Points.com to enable greater interaction and feedback that the company will leverage as part of the ongoing redesign process.
  Deployment of a mobile application accessible via both iPhone™ and Blackberry™ smart phones, allowing users access to Points.com functionality when and where they desire.
  Increasing the use of social media promotional channels like Twitter and Facebook in order to highlight these new initiatives. Points’ activity can always be followed via Twitter at www.twitter.com/pointsadvisor

“We are making strong progress on enhancements to Points.com that will include the delivery of mobile and social media applications to our users. The focus of this initiative is to create a hub where consumers can manage all of their loyalty activity, explore rich content and freely interact with other users anytime, anywhere. By the first quarter of 2010, it will also feature the next iteration of Points’ unique peer-to-peer trading platform (GPX) and with the addition of Continental and AirTran now includes 13 partners launched or announced. A core aspect of our strategy is to ensure that we are making all these changes as part of our ongoing investment plan and as such we do not anticipate an increase in operating or capital expenditures associated with enhancing our consumer business. Our ongoing efforts are focused on designing a host of services that will attract millions of consumers and substantially contribute to the revenue mix of our company,” said Christopher Barnard, President.

“Our investment activities are paying off, in terms of new business, improvements in our platform and reducing our go-forward operating costs. The addition of AirFrance-KLM to our growing roster of blue-chip partners is the latest indication of Points’ leadership in our industry. Our new business pipeline remains robust and we have only begun to tap the potential membership bases of our loyalty program partners. We are building a business that can scale dramatically as Points is uniquely positioned to help an increasing number of partners drive revenue and profit from their loyalty programs while helping consumers monetize the billions of miles banked in their accounts. Looking ahead to the second half of 2009, we expect to start recognizing lower operating costs as we implement widespread technology enhancements and decrease expenses, resulting in positive EBITDA for the year as well as significantly improved margins by the fourth quarter. Furthermore, new functionality will enable us to more quickly drive revenues via new services on both sides of our business. This forecast is a strong indication that we are seeing leverage in our model and are focused on profitably growing our company through the rest of 2009 and into 2010,” concluded MacLean.

Investor Conference Call

Points’ quarterly conference call with Stephen K. Bannon, Chairman, Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO, will be held today at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial 877-941-2068 ten minutes prior to the scheduled start time. International callers should dial 480-629-9712. Points will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company’s Web site at www.pointsinternational.com

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

Consumer Website: www.points.com
Corporate Website: www.pointsinternational.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively “forward-looking statements"). All statements, other than statements of historical fact are forward-looking statements. These forward-looking statements include statements relating to our guidance for 2009 with respect to revenue and EBITDA, our ability to mitigate the negative earnings impact of the restructured relationship with Delta Air Lines, our ability to improve our margins, our anticipated cost reductions, and our objectives, strategic plans and business development goals, including our planned investment in the business for 2009 and timing of the enhancements to our technology platforms. Such forward-looking statements can generally be identified by words such as "will," "may," "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, our revenue and EBITDA guidance, our ability to mitigate the negative earnings impact of the restructured relationship with Delta Air Lines, our ability to improve our margins and our planned investment in the business for 2009, assume that we will be able to generate new business from our pipeline, we will be successful in implementing new distribution channels for Delta, Points’ in-market products and services will continue to perform along historical growth curves and that transaction rates for newly launched products and services will grow in a manner consistent with the Company’s experience with its products in the market. In addition, known and unknown factors could cause actual results to differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein and the risk factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' Annual Information Form, annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information contact:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382
anthony.lam@points.com
Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722
alex@blueshirtgroup.com, or brinlea@blueshirtgroup.com

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	June 30,	December 31,
AS AT	2009	2008
ASSETS
CURRENT
Cash and cash equivalents	$23,693,562	$22,854,494
Funds receivable from payment processors	2,734,918	5,065,722
Short-term investments	831,575	791,880
Security deposits	2,183,966	2,249,582
Accounts receivable	1,555,152	2,447,525
Future income tax assets	382,000	600,815
Current portion of deferred costs	158,466	246,772
Prepaid and sundry assets	1,180,105	1,548,329
	32,719,744	35,805,119
PROPERTY AND EQUIPMENT	843,666	808,648
INTANGIBLE ASSETS	1,000,577	997,716
GOODWILL	4,204,755	4,204,755
DEFERRED COSTS	94,037	146,391
OTHER ASSETS	718,102	751,843
	6,861,137	6,909,353
	$39,580,881	$42,714,472
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$1,666,086	$3,217,409
Current portion of deferred revenue	1,013,676	1,087,059
Payable to loyalty program partners	25,756,614	25,966,589
	28,436,376	30,271,057
DEFERRED REVENUE	206,756	259,220
	$28,643,132	30,530,277
SHAREHOLDERS’ EQUITY
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,566,230)	(2,566,230)
ACCUMULATED DEFICIT	(51,097,261)	(49,527,082)
	(53,663,491)	(52,093,312)
CAPITAL STOCK	56,662,421	56,662,421
CONTRIBUTED SURPLUS	7,938,819	7,615,086
	10,937,749	12,184,195
	$39,580,881	$42,714,472

APPROVED ON BEHALF OF THE BOARD:
___________________________ Director
___________________________ Director

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

FOR THE PERIODS ENDED JUNE 30,	Three Month Period		Six Month Period
	2009	2008	2009	2008
REVENUE
Principal	$19,639,660	$14,425,604	$38,999,257	$27,466,629
Commission	1,675,043	2,655,232	3,426,054	5,548,043
Interest	9,643	218,988	45,018	495,904
	21,324,346	17,299,824	42,470,329	33,510,576
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	17,415,672	12,166,227	34,356,177	22,901,161
Employment costs	2,685,358	2,653,565	5,456,015	5,400,399
Processing fees and related charges	609,299	774,631	1,194,835	1,597,181
Marketing and communications	263,121	203,652	730,998	565,310
Technology services	234,833	238,679	441,751	440,350
Amortization of property and equipment	91,756	118,414	174,459	229,801
Amortization of intangible assets	85,520	136,098	174,398	269,953
Amortization of deferred costs	-	120,360	1,629	240,720
Foreign exchange gain	(360,507)	(190,740)	(168,701)	(1,075,524)
Operating expenses	681,590	789,226	1,436,095	1,548,611
	21,706,642	17,010,112	43,797,656	32,117,962
OPERATING (LOSS) / INCOME – before undernoted	(382,296)	289,712	(1,327,327)	1,392,614
OTHER EXPENSES
Interest on preferred shares	-	225,516	-	516,577
Interest and other charges	10,757	20,712	24,037	30,793
	10,757	246,228	24,037	547,370
(LOSS) / INCOME BEFORE INCOME TAXES	(393,053)	43,484	(1,351,364)	845,244
Provision for future income taxes	78,000	-	218,815	-
NET (LOSS) / INCOME	$(471,053)	$43,484	$(1,570,179)	$845,244
(LOSS) / INCOME PER SHARE
Basic	($0.00)	$0.00	($0.01)	$0.01
Diluted	($0.00)	$0.00	($0.01)	$0.01
DEFICIT – Beginning of period	$(50,626,208)	$(45,170,284)	$(49,527,082)	$(45,972,044)
Net (loss) income for the period	(471,053)	43,484	(1,570,179)	845,244
DEFICIT – End of period	$(51,097,261)	$(45,126,800)	$(51,097,261)	$(45,126,800)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in United States dollars)

FOR THE PERIODS ENDED JUNE 30,	Three Month Period		Six Month Period
	2009	2008	2009	2008
COMPREHENSIVE (LOSS) / INCOME
Net (loss) / income for the period	$(471,053)	$43,484	$(1,570,179)	$845,244
Comprehensive (loss) / income	$(471,053)	$43,484	$(1,570,179)	$845,244
ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance – Beginning of period	$(2,566,230)	$(2,566,230)	$(2,566,230)	$(2,566,230)
Balance – End of period	$(2,566,230)	$(2,566,230)	$(2,566,230)	$(2,566,230)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

FOR THE PERIODS ENDED JUNE 30,	Three Month Period		Six Month Period
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) / income	$(471,053)	$43,484	$(1,570,179)	$845,244
Items not affecting cash
Amortization of property and equipment	91,756	118,414	174,459	229,801
Amortization of intangible assets	85,520	136,098	174,398	269,953
Amortization of deferred costs	-	120,360	1,629	240,720
Future income taxes	78,000		218,815
Unrealized foreign exchange gain	(729,492)	(81,609)	(412,310)	(962,340)
Employee stock option expense	166,468	165,356	323,733	327,363
Interest on Series Two and Four Preferred Shares	-	225,516	-	516,577
Changes in non-cash balances related to operations	(1,139,054)	(366,424)	1,942,644	5,931,625
CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,917,855)	361,195	853,189	7,398,943
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(87,639)	(54,735)	(209,477)	(147,640)
Additions to intangible assets	(166,890)	(141,689)	(177,259)	(217,942)
Sale of short-term investments	-	7,537,903	-	7,537,903
Purchase of short-term investments	-	-	-	(4,975,494)
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES	(254,529)	7,341,479	(386,736)	2,196,827
CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	-	-	-	(5,927)
Share issuance on capital transaction	-	1,799,041	-	1,799,041
Issuance of capital stock on exercise of stock options and warrants	-	168,715	-	262,011
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	-	1,967,756	-	2,055,125
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	674,996	23,613	372,615	109,865
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,497,388)	9,694,043	839,068	11,760,760
CASH AND CASH EQUIVALENTS
– Beginning of the period	25,190,950	23,602,695	22,854,494	21,535,978
CASH AND CASH EQUIVALENTS
– End of the period	$23,693,562	$33,296,738	$23,693,562	$33,296,738
Supplemental Information
Interest received	$8,931	$169,973	$57,170	$443,905
Interest paid	$76	$87	$3,562	$1,164